Filed by MFS Multimarket Income Trust

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

MFS Charter Income Trust

File No.: 811-05822

MFS Intermediate High Income Fund

File No.: 811-05567

Date: May 11, 2026

abrdn Inc. Announces Intention to Propose a Future Policy Amendment for Aberdeen Multimarket
Income Trust, Subject to Shareholder Approval

(Philadelphia, May 11, 2026) – abrdn Inc. (“Aberdeen”), the proposed investment adviser to the MFS Multimarket Income Trust (“MMT” or the “Fund”), which is expected to be renamed the “Aberdeen Multimarket Income Fund” upon completion of the proposed transaction, announced today that, subject to applicable approvals, it intends to propose a future policy amendment to Fund shareholders for consideration and approval.

As previously announced by MFS on December 11, 2025, and as described in more detail in a joint prospectus/proxy statement mailed to shareholders of the Fund and the other participating funds and filed with the U.S. Securities and Exchange Commission (the “SEC”), it is proposed that, subject to shareholder approval, Aberdeen serve as investment adviser to MMT, together with the reorganization of certain other MFS closed-end funds; MFS Charter Income (“MCR”) and MFS Intermediate High Income (“CIF”), with and into MMT (collectively, the “Reorganizations”).

In additional proxy solicitation materials filed with the SEC on February 23, 2026, Aberdeen disclosed that, under normal market conditions, it intends to manage MMT to maintain an average investment grade credit quality portfolio.

Intended Future Proposed Fundamental Investment Policy

Following the completion of the Transaction, which remains subject to certain shareholder approvals, Aberdeen intends to submit a proposal to the Fund’s Board of Trustees and, if approved, to shareholders, to amend the Fund’s fundamental investment policies in order to require the Fund, under normal circumstances, to maintain an investment portfolio with an average credit quality qualifying as investment grade.

Any such proposal would be made only if shareholders of MCR approve the proposed reorganization and the adviser transition to Aberdeen is completed.

No Immediate Change to Investment Policies

Unless otherwise announced or until completion of the proposed Reorganizations and the investment adviser transition described in the aforementioned MMT joint prospectus/proxy statement, MMT will continue to operate in accordance with its current investment objectives, policies, and restrictions.

Circular 230 disclosure: To ensure compliance with requirements imposed by the U.S. Treasury, we inform you that any U.S. tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

Important Information

Shares of closed-end funds are listed for trading on national securities exchanges and are bought and sold in the secondary market. The market price of a fund’s shares is determined by supply and demand and may be greater than (a “premium”) or less than (a “discount”) the fund’s net asset value (NAV). A fund’s investment return and principal value will fluctuate, and investors may receive more or less than their original investment upon the sale of shares. There is no assurance that a fund will achieve its investment objective. Past performance is not indicative of future results.

The trading price of a closed-end fund’s shares may be influenced by various factors, including market conditions, investor sentiment, and other external forces, and is not directly controlled by the fund, its Board of Directors, or its investment adviser. As a result, shares may trade at a premium to or discount from NAV at any given time. A premium to NAV may not be sustained, and a discount to NAV may increase or decrease over time. Investors should consider these risks when purchasing or selling closed-end fund shares.

Shareholders whose fund shares trade at a premium to NAV and who participate in the fund’s dividend reinvestment plan should be aware that distributions may be reinvested at prices above NAV, which may adversely affect investment results.

About Aberdeen Investments

Aberdeen Investments Global is the trade name of Aberdeen’s investments business, herein referred to as “Aberdeen Investments” or “Aberdeen”. In the United States, Aberdeen Investments refers to the following affiliated, registered investment advisers: abrdn Inc., abrdn Investments Limited, and abrdn Asia Limited.

Aberdeen Investments is among the world’s largest asset managers, with decades of experience overseeing closed-end funds dating back to the 1980s. As of March 31, 2026, the firm had approximately $506 billion in assets under management. Closed-end funds represent a core component of Aberdeen Investments’ client franchise in both the U.S. and global markets. Aberdeen and its affiliates currently manage 27 closed-end funds – 15 available in the U.S. and 12 outside the U.S. – totaling $25.6 billion in assets as of March 31, 2026.

For More Information Contact:

Aberdeen Investments U.S. Closed-End Funds

Investor Relations

1-800-522-5465

investor.relations@aberdeenplc.com

Closed-End Funds | Aberdeen